Mark Schonberger 212.813.8842 MSchonberger@goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

June 5, 2013

VIA EDGAR

Robert F. Telewicz Jr., Senior Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Acadia Realty Trust Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 1-12002

Dear Mr. Telewicz:

On behalf of our client, Acadia Realty Trust (the “Company” or “Management”), we hereby respond to the comments of the staff of Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission conveyed by letter dated May 23, 2013. For your convenience, we have incorporated the Staff’s comments into this response letter in italics and have provided the Company’s responses below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. We note your indication that the Registrant provided the specified acknowledgements. We are unable to locate those acknowledgements and request that you have the Registrant upload them to EDGAR.

We checked with the printer that submitted the prior response on EDGAR and they have confirmed that the acknowledgement letter from the Company was included. The confusion may be that it was not filed separately but rather follows at the end of our response letter. The acknowledgement letter is located at the bottom of the document.

Financial Statements

Consolidated Statements of Income, page F-4

2. We note your response to prior comment 3 and your confirmation that you will provide additional disclosure related to significant preferences or infrequent distributions to noncontrolling interests, to the extent material, within future filings. Please show us such draft disclosure for the years ended December 31, 2012, 2011 and 2010 or tell us why such disclosure is unwarranted based on materiality. In your response, please specifically address the income allocation of $50,546 to noncontrolling interests held in Fund III.

By way of example, the following is a draft of what the disclosure would have been under Results of Operations for the above-referenced periods related to net income attributable to noncontrolling interests:

Comparison of the year ended December 31, 2012 to the year ended December 31, 2011

“Variances to net income attributable to noncontrolling interests – Continuing operations and Discontinued operations represent the noncontrolling interests’ share of all the Opportunity Funds variances discussed above. $53.8 million of the variance from 2012 to 2011 was attributable to the allocation of net income to noncontrolling interests in Fund III. For the year ended December 31, 2012, $50.5 million of net income was allocated to noncontrolling interests in Fund III, which was primarily attributable to the noncontrolling interests’ share of gains from the sale of properties.”

Comparison of the year ended December 31, 2011 to the year ended December 31, 2010

“Variances for net income attributable to noncontrolling interests – Continuing operations and Discontinued operations represent the noncontrolling interests’ share of all the Opportunity Funds variances discussed above. $26.6 million of the variance from 2011 to 2010 was attributable to the allocation of net income to noncontrolling interests in Fund II. For the year ended December 31, 2010, $26.3 million of net income was allocated to noncontrolling interests in Fund II, which was primarily attributable to the noncontrolling interests’ share of the gain from a bargain purchase.”

By way of example, the following is a draft of what the disclosure would have been under Liquidity and Capital Resources - Distributions of MD&A for the year ended December 31, 2012:

“Distributions of $161.8 million to noncontrolling interests were primarily attributable to the distribution of proceeds from the sale of properties within our Opportunity Funds.”

The Company has advised that it will include similar disclosures modeled on the draft language above in MD&A in future periodic filings to the extent such activity is material.

The Company respectfully advises the Staff that distributions to noncontrolling interests of $8.6 million and $1.6 million for the years ended December 31, 2011 and 2010, respectively, were not material, and as such, additional disclosure would not have been included for these years.

Notes to Consolidated Financial Statements

Notes Receivable and Other Real Estate Related Investments, page F-27

3. We have read your response to our prior comment 5 and are unable to agree with your conclusions that the disclosures required by ASC Topic 310-10-50 are not applicable. Please revise your disclosure future filings to include all of the disclosures required by ASC Topic 310-10-50.

The Company has advised that it will provide further disclosure in future filings as required by ASC Topic 310-10-50. Specifically, by way of example, the following is a draft of the additional disclosure that would have been added to the existing disclosure in Notes 1 and 5 to the consolidated financial statements to address these requirements as of December 31, 2012:

Note 1 - Organization, Basis of Presentation and Summary of Significant Accounting Policies

“The Company monitors the credit quality of its notes receivable on an ongoing basis and considers indicators of credit quality such as loan payment activity, the estimated fair value of the underlying collateral, the seniority of the Company’s loan in relation to other debt secured by the collateral and the prospects of the borrower. If Management determines it is probable that all amounts contractually due will not be collected, a reserve is established to the extent the outstanding loan balance, accrued interest, and other contractual amounts due exceed the expected future cash flows. Additionally, Management performs a similar assessment for loans that are non-performing (i.e. loans for which contractual payments are not being made) and places them on non-accrual status when it becomes probable that all amounts contractually due will not be collected. These reserves reflect Management’s judgment of the probability and severity of losses based on Level 3 data, including projections of future economic events, which are inherently subjective, and as such, the amounts ultimately realized from these loans may differ materially from their carrying values at the balance sheet date.

Note 5 - Notes Receivable and Other Real Estate Related Investments

As of December 31, 2012, the Company held two non-performing notes aggregating $5.4 million for which payment was delinquent. Based on the estimated fair value of the underlying collateral, the amount and status of the senior debt and the prospects for the borrower, the Company has established a reserve of $3.7 million related to these notes.”

*          *          *

In response to the Staff’s request, the Company has filed a letter on EDGAR containing the specified acknowledgements. If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

of GOODWIN PROCTER LLP

cc:	Jonathan Grisham, Acadia Realty Trust
Richard	Hartmann, Acadia Realty Trust
Michael	Nelsen, Acadia Realty Trust
Robert	Masters, Esq., Acadia Realty Trust